1 First Avenue South, P.O. Box 2229 Great Falls, Montana 59403-2229

Via Email and Edgar

December 2, 2011

Ms. Mara L. Ransom

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gas Natural Inc.
Form	10-K for Fiscal Year Ended December 31, 2010
Filed	April 4, 2011
Definitive	Proxy Statement on Schedule 14A
Filed	May 2, 2011
File	No. 001-34585

Dear Ms. Ransom:

On behalf of Gas Natural Inc., please find below Gas Natural’s responses to comments of the staff of the Securities and Exchange Commission contained in your letter to me dated November 17, 2011. For your convenience, we have repeated your comments before our responses which are numbered to correspond to the numbered paragraphs in your letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.	Please revise your disclosure in future filings to provide additional detail regarding the manner in which the financial covenants to which you are subject restrict your liquidity and financing flexibility, including detail regarding (and, if appropriate, quantification of) the amount of cash flow from operations you are required to dedicate to the payment of principal and interest on indebtedness, and the extent to which your ability to sell or acquire assets, engage in a merger, repurchase or redeem stock, or incur additional indebtedness is limited. Please show us your proposed revised disclosure.

The disclosure in our Form 10-K for the year ended December 31, 2010 contains information regarding a line of credit and term loans with Citizens Bank, N.A. and a line

Ms. Mara L. Ransom

Securities and Exchange Commission

of credit and term loan with Huntington National Bank. The line of credit with Citizens Bank was repaid in November 2010 while the term loans were repaid in May 2011. The line of credit and term loan with Huntington were repaid in December 2010. Therefore, we are providing you with our disclosure for future filings based on Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Form 10-Q for the period ended September 30, 2011 as we believe it provides a more accurate view of our disclosure for future periods. Our proposed disclosure for future filings is attached and the underlined italicized language reflects the disclosure we have added to address your comment.

Please note that the financial covenants to which we are subject do not specify the amount of cash flow from operations that we are required to dedicate to the payment of principal and interest on indebtedness. Rather, payment of principal and interest on our indebtedness is based on a predetermined schedule contained in each of our loan documents. Therefore, we have not provided additional disclosure regarding this matter.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 17

2.	Please revise future filings to discuss the reason for the change in Mr. Osborne’s compensation between 2009 and 2010, as reflected in the Summary Compensation Table. See Item 402(o) of Regulation S-K. Please show us your proposed revised disclosure.

We propose the following disclosure with respect to Mr. Osborne’s compensation be included under the caption “Executive Compensation — Employment and Separation Arrangements”:

“Mr. Osborne has been the chairman of our board since 2005 and our chief executive officer since November 2007. Prior to 2010, we did not compensate Mr. Osborne for serving as our chairman or chief executive officer. Mr. Osborne has been, and continues to be, a significant shareholder of Gas Natural who benefitted from the improvement of the business and financial performance of Gas Natural.

On January 5, 2010, we completed the acquisition of three natural gas distribution companies in Ohio and Pennsylvania which were owned primarily by Mr. Osborne. As a result of the acquisition, we increased the number of our customers by more than 50%. The successful integration of these companies and running them on an ongoing basis increased Mr. Osborne’s duties as our chief executive officer. As a result, on July 28, 2010, upon the recommendation of our compensation committee, our board of directors approved an annual salary of $250,000 for Mr. Osborne beginning retroactively on January 1, 2010. The compensation paid to Mr. Osborne is not pursuant to a written contract or plan.”

Ms. Mara L. Ransom

Securities and Exchange Commission

Certain Relationships and Related Transactions, page 23

3.	Please provide additional disclosure in future filings regarding (i) Mr. Osborne’s “guarantees [of] the third party debt of Lightning Pipeline, Great Plains and Brainard and other companies owned or controlled by Mr. Osborne,” (ii) the terms of the asset management agreements between each of NEO and Orwell, on the one hand, and GNSC, on the other hand, and (iii) the term lengths of the transportation agreements between each of Orwell and Brainard, on the one hand, and Orwell-Trumbull, on the other hand. See Item 404(d) of Regulation S-K. Please show us your proposed revised disclosure.

We proposed to add a new subsection captioned “— Guaranties by Richard M. Osborne” under the section captioned “Certain Relationships and Related Transactions” in future filings that will contain the following disclosure:

“On January 5, 2010, Great Plains, NEO and Great Plains Land Development Co., Ltd. (“GPL”) had a credit facility with Citizens Bank, N.A. The Citizens credit facility consisted of (i) a revolving line of credit in the amount of $2.1 million and a term loan in the amount of $7.8 million to NEO, (ii) a term loan in the principal amount of $2.6 million to Great Plains and (iii) a term loan in the principal amount of $892,000 to GPL. When we acquired our Ohio subsidiaries, continuing previously provided guaranties, Mr. Osborne guaranteed the Citizens credit facility both individually and as trustee of the Richard M. Osborne Trust. The guaranty agreements were originally entered into on July 3, 2008 and were absolute and unconditional guarantees to Citizens Bank of the full and prompt payment and performance of the obligations under the Citizens credit facility.

For the year ended December 31, 2010, the weighted average interest rate on the Citizens Bank term loans was 5%, resulting in $479,000 of interest expense. These loans were repaid in May 2011. NEO’s revolving credit line matured on November 29, 2010 and was repaid and extinguished at that time. For the year ended December 31, 2010, the weighted average interest rate on the revolving line of credit was 5%, resulting in $98,000 of interest expense.

On December 31, 2009, Orwell entered into an amended and restated short-term credit facility with The Huntington National Bank, N.A. The Huntington credit facility consisted of a line of credit in the amount of $1.5 million and a term loan in the amount of $4.6 million.

When we acquired the Ohio subsidiaries, continuing previously provided guaranties, the Huntington credit facility was guaranteed by Mr. Osborne and Lightning Pipeline II, Inc. and ONG Marketing, Inc., which are owned and controlled by Mr. Osborne. The

Ms. Mara L. Ransom

Securities and Exchange Commission

guaranty agreement was entered into on December 31, 2009 and was an absolute and unconditional guaranty to Huntington of the full and prompt payment and performance of the obligations under the credit facility. Pursuant to the requirements of the Huntington credit facility, Mr. Osborne executed a pledge agreement dated December 31, 2009 pursuant to which he pledged shares of our common stock having a market value of $3.0 million as collateral to secure the obligations under the Huntington Credit Facility.

The line of credit and the term loan matured on November 28, 2010 and were repaid and extinguished at that time. For the year ended December 31, 2010, the weighted average interest rate on the term note was 4%, resulting in $166,000 of interest expense. The weighted average interest rate on the line of credit was 4%, resulting in $59,000 of interest expense.”

Under the caption “Certain Relationships and Related Transactions — Leases, Sales and Operating Agreements,” we proposed to add the following underlined italicized disclosure to the subsections captioned “— Asset Management Agreements” and “— Natural Gas Transportation Agreements.”

“Asset Management Agreements. NEO and Orwell each executed agreements dated January 4, 2010 with JDOG Marketing providing for the release of transportation capacity rights on interstate pipelines to JDOG Marketing. These agreements may be terminated upon the mutual written agreement of the parties. For greater flexibility in the use of capacity for the Ohio utilities, these agreements were assigned by JDOG Marketing to our subsidiary, GNSC. The terms of these successor agreements commenced on February 24, 2011 and may be terminated upon the mutual written agreement of the parties or unilaterally upon 30 days written notice by JDOG Marketing to GNSC. There are no fees payable to any of the parties under the agreements.

Natural Gas Transportation Agreements. Orwell and Brainard, collectively, have an agreement with Orwell-Trumbull Pipeline Co., LLC (“Orwell-Trumbull”), which is owned by the Osborne Trust, for transportation service on its intrastate pipeline in Northeastern Ohio. The charge on the Orwell-Trumbull pipeline is a volumetric rate of $0.95 per thousand cubic feet (Mcf) plus shrinkage. Charges for transportation services under this agreement totaled approximately $392,000 for 2010. This agreement has a current term of 15 years that began on July 1, 2008.”

Acknowledgment

Per your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

Ms. Mara L. Ransom

Securities and Exchange Commission

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by Gas Natural set forth in this letter, please do not hesitate to contact me at 440-974-3770 or Christopher J. Hubbert at 216-736-7215.

/s/ Thomas J. Smith

Thomas J. Smith, Chief Financial Officer

cc:   Lilyanna L. Peyser, Attorney Advisor

        Richard M. Osborne, Chairman and Chief Executive Officer

        Audit Committee of the Board of Directors

        Christopher J. Hubbert

Attachment

Sources and Uses of Cash

Operating activities provide our primary source of cash. Cash provided by operating activities consists of net income (loss) adjusted for non-cash items, including depreciation, depletion, amortization, deferred income taxes, and changes in working capital.

Our ability to maintain liquidity depends upon our credit facility with Bank of America, shown as line of credit on the accompanying balance sheets. Our use of the Bank of America revolving line of credit was $17.6 million and $18.1 million at September 30, 2011 and December 31, 2010, respectively.

We made capital expenditures for continuing operations of $15.0 million and $4.0 million for the nine months ended September 30, 2011 and 2010, respectively, including $3.3 million related to the Spelman Pipeline acquisition in April 2011. We finance our capital expenditures on an interim basis by the use of our operating cash flow and use of the Bank of America revolving line of credit.

We periodically repay our short-term borrowings under the Bank of America revolving line of credit by using the net proceeds from the sale of long-term debt and equity securities. Long-term debt was $31.4 million and $22.9 million at September 30, 2011 and December 31, 2010, respectively, including the amount due within one year.

Cash, excluding restricted cash, decreased to $10.5 million at September 30, 2011, compared to $13.0 million at December 31, 2010.

	For the Nine Months Ended September 30,
	2011	2010
Cash provided by operating activities	$12,546,069	$6,868,743
Cash provided by (used in) investing activities	(18,254,510)	134,125
Cash provided by (used in) financing activities	3,171,959	(3,371,609)

Increase (decrease) in cash	$(2,536,482)	$3,631,259

OPERATING CASH FLOW

For the nine months ended September 30, 2011, cash provided by operating activities increased by $5.7 million as compared to the nine months ended September 30, 2010. Major items affecting operating cash included a decrease in accounts receivable collections of $5.2 million, a $3.8 million increase in collections of recoverable costs of gas, a $2.9 million increase in unbilled revenue, a $1.9 million increase in net deferred tax assets, and a $1.6 million decrease in payments on accounts payable.

INVESTING CASH FLOW

For the nine months ended September 30, 2011, cash used in investing activities increased by $18.4 million as compared to the nine months ended September 30, 2010, primarily due to increased construction expenditures of $11.0 million, including expenditures of $3.3 million in 2011 for the acquisition of Spelman Pipeline. Other major changes include $1.3 million related to acquisition of the net assets of Independence Oil & LP Gas, Inc. in August 2011, expenditures in 2011 related to restricted cash funds of $1.8 million, and a decrease in the proceeds from sale of marketable securities of $4.2 million. The restricted cash funds were created at the direction of the PUCO and are set aside for capital expenditures by our Ohio subsidiaries in 2011.

Capital Expenditures

Our capital expenditures for continuing operations totaled $15.0 million and $4.0 million for the nine months ended September 30, 2011 and 2010, respectively, including $3.3 million related to the Spelman Pipeline acquisition in April 2011. We finance our capital expenditures on an interim basis by the use of our operating cash flow and use of the Bank of America revolving line of credit.

The majority of our capital spending is focused on the growth of our Natural Gas Operations segment. We conduct ongoing construction activities in all of our utility service areas in order to support expansion, maintenance, and enhancement of our gas pipeline systems. We are actively expanding our systems in North Carolina and Maine to meet the high customer interest in natural gas service in those two service areas.

Estimated Capital Expenditures

The table below details our capital expenditures for the nine months ended September 30, 2011 and 2010 and provides an estimate of future cash requirements for capital expenditures:

			Remaining Cash Requirements through
	Nine Months ended September 30,
($ in thousands)	2011	2010	December 31, 2011
Natural Gas Operations	$14,961	$3,920	$3,715
Marketing and Production	—	—	—
Pipeline Operations	—	37	114
Corporate and Other	7	—	86

Total Capital Expenditures	$14,968	$3,957	$3,915

FINANCING CASH FLOW

For the nine months ended September 30, 2011, cash provided by financing activities increased by $6.5 million as compared with the nine months ended September 30, 2010. The closing of the SunLife transaction increased proceeds from long term debt by $18.3 million, along with a corresponding increase in repayments of notes payable to pay off existing debt of $8.9 million. The SunLife transaction required debt service reserve accounts to be created in the amount of $950,000 to cover one year of interest payments. We are not able to use the funds in these debt service reserve accounts for our operating cash needs.

Other items include an increase of $463,000 in debt issuance costs, a $842,000 increase in dividends paid as a result of the secondary offering in November 2010 and a decrease in the net line of credit proceeds of $500,000.

We fund our operating cash needs, as well as dividend payments and capital expenditures, primarily through cash flow from operating activities and short-term borrowing. Historically, to the extent cash flow has not been sufficient to fund these expenditures, we have used our working capital line of credit. We have greater need for short-term borrowing during periods when internally generated funds are not sufficient to cover all capital and operating requirements, including costs of gas purchased and capital expenditures. In general, our short-term borrowing needs for purchases of gas inventory and capital expenditures are greatest during the summer and fall months and our short-term borrowing needs for financing customer accounts receivable are greatest during the winter months. Our ability to maintain liquidity depends upon our credit facility with Bank of America, shown as line of credit on the accompanying balance sheets. Our use of the Bank of America revolving line of credit was $17.6 million and $18.1 million at September 30, 2011 and December 31, 2010, respectively. We periodically repay our short-term borrowings under the Bank of America revolving line of credit by using the net proceeds from the sale of long-term debt and equity securities. Long-term debt was $31.4 million and $22.9 million at September 30, 2011, and December 31, 2010, respectively, including the amount due within one year.

Secondary Public Offering

In November 2010, Gas Natural completed a 2.415 million share secondary public offering. Of these shares, 340,000 were selling shareholder shares and 2.075 million were primary shares. The primary shares sold by Gas Natural include a full exercise of the over-allotment option. Gas Natural did not receive any of the proceeds from the selling shareholder shares. Net proceeds to Gas Natural were approximately $19.0 million after sales concessions, underwriting expenses, and deal expenses. The primary uses of proceeds are for investment in utility operations as we continue to expand our organic footprint. Additionally, proceeds were used to repay debt of our Ohio subsidiaries.

In November 2010, NEO repaid upon maturity a line of credit with Citizens Bank, N.A. (“Citizens”) in the amount of $2.1 million and Orwell repaid upon maturity a line of credit with The Huntington National Bank, N.A. (“Huntington”) in the amount of $1.5 million and a term loan with Huntington in the amount of $4.1 million. These loans were secured by all assets of our Ohio subsidiaries, as well as a personal guarantee from our chairman and CEO. These three instruments matured at the end of November 2010. These loans were repaid and extinguished with no ability to redraw at this time. In addition to these loans that had a pending maturity date, a related party demand note was also repaid in November 2010. Lightning Pipeline Company, the intermediate holding company for Orwell, had a $2.0 million unsecured demand note payable with our chairman and CEO, which was repaid in November of 2010, including accrued interest.

Citizens Bank Term Loans

In connection with the acquisition of our Ohio subsidiaries, NEO and Great Plains each entered amendments to its credit facility with Citizens. The credit facility consisted of a revolving line of credit and term loan to NEO and two other term loans to Great Plains. Each amendment was initially effective as of December 1, 2009, but was later modified to be effective as of January 5, 2010. Gas Natural guaranteed each loan. Mr. Osborne guaranteed each loan both individually and as trustee of the Richard M. Osborne Trust, and Great Plains guaranteed NEO’s revolving line of credit and term loans.

Our Ohio subsidiaries had term loans with Citizens in the aggregate amount of $11.3 million. Each term note had a maturity date of July 1, 2013 and bore interest at an annual rate of 30-day LIBOR plus 400 basis points with an interest rate floor of 5.00% per annum. For the three and nine months ended September 30, 2011 the weighted average interest rate on the term loans was 5%, resulting in $0 and $156,022 of interest expense, respectively. For the three and nine months ended September 30, 2010 the weighted average interest rate on the term loans was 5%, resulting in $123,601 and $357,281 of interest expense, respectively.

The term loans were paid off on May 3, 2011.

The following discussion describes our credit facilities as of September 30, 2011.

SunLife Assurance Company of Canada

On May 2, 2011, Gas Natural, NEO, Orwell and Brainard issued $15.334 million of 5.38% Senior Secured Guaranteed Fixed Rate Notes due June 1, 2017 and Great Plains issued $3.0 million of Senior Secured Guaranteed Floating Rate Notes due May 3, 2014. Both notes were placed with SunLife Assurance Company of Canada (“SunLife”). Approximately $636,000 was incurred related to the debt issuance which was capitalized and are being amortized over the life of the notes.

The fixed rate note, in the amount of $15.334 million, is a joint obligation of Gas Natural, NEO, Orwell and Brainard and is guaranteed by Gas Natural, Lightning Pipeline and Great Plains. Prepayment of this note prior to maturity is subject to a 50 basis point make-whole premium.

The floating rate note, in the amount of $3.0 million, is an obligation of Great Plains and is guaranteed by Gas Natural. The note is priced at a fixed spread of 385 basis points over three month LIBOR. Pricing for this note will reset on a quarterly basis to the then current yield of three month LIBOR. Prepayment of this note prior to maturity is at par.

Each of the notes is governed by a note purchase agreement. Concurrent with the funding and closing of the notes, which occurred on May 3, 2011, the parties executed amended note purchase agreements that are substantially the same as the note purchase agreements executed on November 2, 2010.

The use of proceeds for the notes extinguished existing amortizing bank debt and other existing indebtedness, funded $3.4 million for the 2011 capital program for Orwell and NEO, established two debt service reserve accounts in the amount of $950,000, and replenished the Company’s treasuries for the previously announced repayment of maturing bank debt and transaction expenses. The capital program funds and debt service reserve accounts are in interest bearing accounts and included in restricted cash.

Payments for both notes prior to maturity are interest-only.

For the three and nine months ended September 30, 2011, the weighted average interest rate on the fixed rate note was 5.38% resulting in $206,242 and $343,737 of interest expense, respectively. For the three and nine months ended September 30, 2011, the weighted average interest rate on the floating rate note was 4.11% resulting in $51,450 of interest expense.

The notes require that we maintain, on a consolidated basis, an interest coverage ratio of at least 2.0 to 1.0, measured quarterly on a trailing four quarter basis. The notes generally define the interest coverage ratio as the ratio of EBIT to gross interest expense, determined in accordance with GAAP. The interest coverage ratio is measured with respect to Gas Natural and our Ohio subsidiaries on a consolidated basis, and also with respect to Gas Natural and all of our subsidiaries, on a consolidated basis. The notes also require that we do not permit indebtedness to exceed 60% of capitalization at any time. Like the interest coverage ratio, the ratio of debt to capitalization is measured on a consolidated basis for Gas Natural and our Ohio subsidiaries, and again on a consolidated basis with respect to Gas Natural and all of our subsidiaries.

Additionally, cash dividends, distributions, redemptions or repurchases of our common stock may be made by our Ohio subsidiaries to their respective parent companies only if (i) the aggregate amount of all such dividends, distributions, redemptions and repurchases for the fiscal year do not exceed 60% of net income of our Ohio subsidiaries (determined on a consolidated basis and in accordance with GAAP) and (ii) there exists no other event of default at the time the dividend, distribution, redemption or repurchase is made.

We are prohibited from creating, assuming or incurring additional indebtedness except for (i) obligations under certain financing agreements, (ii) indebtedness incurred under certain capitalized leases and purchase money obligations not to exceed $500,000 at any one time outstanding, (iii) indebtedness outstanding as of March 31, 2011, (iv) certain unsecured intercompany indebtedness and (v) certain other indebtedness permitted under the notes.

The notes prohibit us from selling or otherwise transferring assets except in the ordinary course of business and to the extent such sales or transfers, in the aggregate, over each rolling twelve month period, do not exceed 1% of our total assets. Generally, we may consummate a merger or consolidation if there is no event of default and the provisions of the notes are assumed by the surviving or continuing corporation. We are also generally limited in making acquisitions in excess of 10% of our total assets.

Bank of America

Energy West has a revolving credit facility Bank of America that includes an annual commitment fee equal to 0.20% of the unused portion of the facility and interest on amounts outstanding at the monthly London Interbank Offered Rate (“LIBOR”) plus 120 to 145 basis points for interest periods selected by us.

On November 2, 2011, we exercised the $10 million accordion feature on the revolving credit facility with Bank of America to increase the capacity from $20 million to $30 million. The expanded credit facility changes the annual commitment fee equal to a range of 0.25% to 0.45% of the unused portion of the facility and interest on amounts outstanding at the monthly LIBOR plus 175 to 225 basis points. The other terms of the agreement remain the same, including the expiration of the credit facility on June 29, 2012.

The following tables represent borrowings under the Bank of America revolving line of credit for each of the three and nine months ended September 30, 2011 and 2010.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Minimum borrowing	$10,140,000	$9,900,000	$8,390,000	$3,000,000
Maximum borrowing	$17,600,000	$17,100,000	$18,400,000	$17,100,000
Average borrowing	$14,238,000	$12,530,000	$12,752,000	$9,791,000

At September 30, 2011 and December 31, 2010, we had $17.6 million and $18.1 million of borrowings under the Bank of America revolving line of credit. For the three months ended September 30, 2011 and 2010, the weighted average interest rate on the facility was 1.56% and 1.80%, respectively, resulting in $55,355 and $53,848 of interest expense, respectively. For the nine months ended September 30, 2011 and 2010, the weighted average interest rate on the facility was 1.67% and 2.34%, respectively, resulting in $156,602 and $172,785 of interest expense, respectively.

The credit facility requires that Energy West and its subsidiaries maintain compliance with a number of financial covenants, including a limitation on investments in another entity by acquisition of any debt or equity securities or assets or by making loans or advances to such entity. In addition, Energy West must maintain a total debt to total capital ratio of not more than ..65-to-1.00 and an interest coverage ratio of no less than 2.0-to-1.0. The credit facility restricts Energy West’s ability to create, incur or assume indebtedness except (i) indebtedness under the credit facility (ii) indebtedness incurred under certain capitalized leases and purchase money obligations not to exceed $500,000, (iii) certain indebtedness of Energy West’s subsidiaries, (iv) certain subordinated indebtedness, (v) certain hedging obligations and (vi) other indebtedness not to exceed $1.0 million.

The credit facility also restricts Energy West’s ability to pay dividends and make distributions, redemptions and repurchases of stock during any 60-month period to 75% of its net income over that period. In addition, no event of default may exist at the time such dividend, distribution, redemption or repurchase is made. Energy West is also prohibited from consummating a merger or consolidation or selling all or substantially all of its assets or stock except for (i) any merger consolidation or sale by or with certain of its subsidiaries, (ii) any such purchase or other acquisition by Energy West or certain of its subsidiaries and (iii) sales and dispositions of assets for at least fair market value so long as the net book value of all assets sold or otherwise disposed of in any fiscal year does not exceed 5% of the net book value of Energy West’s assets as of the last day of the preceding fiscal year.

Senior Unsecured Notes of Energy West

On June 29, 2007, Energy West authorized the sale of $13.0 million aggregate principal amount of its 6.16% Senior Unsecured Notes, due June 29, 2017. The proceeds of these notes were used to refinance existing notes. Approximately $463,000 was incurred related to the debt issuance which was capitalized and are being amortized over the life of the notes.

The notes contain various covenants, including a limitation on Energy West’s total dividends and distributions made in the immediately preceding 60-month period to 75% of aggregate consolidated net income for such period. The notes restrict Energy West from incurring additional senior indebtedness in excess of 60% of capitalization at any time and require Energy West to maintain an interest coverage ratio of not more than 150% of the pro forma annual interest charges on a consolidated basis in two of the three preceding fiscal years.

Energy West is prohibited from selling or otherwise disposing of any of its property or assets except (i) in the ordinary course of business, (ii) property or assets that are no longer usable in its business or (iii) property or assets transferred between Energy West and its subsidiaries if the aggregate net book value of all properties and assets so disposed of during the twelve month period next preceding the date of such sale or disposition would constitute more than 15% of the aggregate book value of all Energy West’s tangible assets. In addition, Energy West may only consummate a merger or consolidation, dissolve or otherwise dispose of all or substantially all of its assets (i) if there is no event of default, (ii) the provisions of the notes are assumed by the surviving or continuing corporation and such entity further agrees that it will continue to operate its facilities as part of a system comprising a public utility regulated by the Public Service Commission of Montana or another federal or state agency or authority and (iii) the surviving or continuing corporation has a net worth immediately subsequent to such acquisition, consolidation or merger equal to or greater than $10 million.

The provisions in our debt agreements limit the amount of indebtedness we can obtain or issue, which could impact our ability to finance our operations and fund growth.

The cash flow from our business is seasonal and the line of credit balance in December normally represents the high point of borrowings in our annual cash flow cycle. Our cash flow increases and our borrowings decrease, beginning in January, as monthly heating bills are paid and the gas we paid for and placed in storage in the summer months is used to supply our customers. The total amount outstanding under all of our long term debt obligations was approximately $31.4 million at September 30, 2011, with $7,750 being due within one year.

We believe we are in compliance with the financial covenants under our debt agreements or have received waivers for any defaults